Exhibit 99.1

MINERA ANDES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis of financial condition and results of operations (“MD&A”) is prepared as of November 15, 2009, and should be read in conjunction with our amended and restated audited consolidated financial statements and notes thereto for the year ended December 31, 2008, and the unaudited interim consolidated financial statements and notes thereto for the three month and nine month periods ended September 30, 2009, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.  These statements, along with additional information relating to Minera Andes, Inc., including our Annual Information Form for the year ended December 31, 2008, are available on SEDAR at www.sedar.com and on the SEC’s EDGAR system at www.sec.gov.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.  Canadian dollars are shown as C$.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Corporation” or “we” or “us” are references to Minera Andes Inc. (“MAI”) and its subsidiaries.

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated, and Minera Andes Inc., pursuant to the Business Corporations Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (“TSX”) (symbol: MAI).  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange having initially been listed thereon on December 20, 1995.  MAI’s common shares are also quoted in the United States on the OTC Bulletin Board (symbol: MNEAF).

Our head office is 99 George St, 3rd Floor, Toronto, Ontario, M5A 2N4, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered and records office and address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties located primarily in the Republic of Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to develop on our own or enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.  Our investment income or losses, as the case may be, consist of our 49% share of the net profit or net loss of the operations of the San José Mine, owned by Minera Santa Cruz S.A. (“MSC”), accounted for on an equity basis.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina. Our principal assets currently consist of:

(i)                         a 49% interest in MSC, which holds title to the San José Mine, an operating silver and gold mine, which covers 50,491 hectares and is not included in the acres noted above; and

(ii)                      a 100% interest in mineral properties comprising our Los Azules Project, a porphyry copper project.

The San José Mine

In August 2007, the MSC Board decided to double the production rate at the mine and mill from 750 tonnes to 1,500 tonnes per day. The expansion of the processing plant to 1,500 tonnes per day was completed in October 2008, approximately three months behind schedule at a capital cost of approximately 35% over budget.

Production commenced from the Kospi vein near the end of June 2009, which marked the expansion of the mine production to 1,500 tonnes per day, approximately nine months behind schedule.

During the quarter ended September 30, 2009, approximately 50% of the concentrate produced at the mill was converted on site to doré bullion. During the year ended December 31, 2008, the San José mine produced approximately 4.4 million ounces of silver and 54,260 ounces of gold; during the quarter ended September 30, 2009, the mine produced approximately 1.4 million ounces of silver and 22,470 ounces of gold; and during the nine months ended September, 2009, the mine produced approximately 4.0 million ounces of silver and 57,110 ounces of gold.

On July 29, 2009, the Corporation announced the results of an independent NI 43-101 Technical Report that included a review of the mineral resource and reserve estimates as at December 31, 2008, at the San José mine. Compared to the June 30, 2008 estimate, the contained silver in the proven and probable mineral reserves increased by 8% and the contained gold increased 16%. Gold and silver ounces at the property increased compared with those reported in the June, 2008 estimate because the grades of the mineral reserves increased, primarily due to a higher cut-off value reflecting actual cost experience as well as the addition of mineral reserves through exploration.

The Los Azules Copper Project

The Los Azules Copper Project is an advanced-stage exploration project located in San Juan Province, Argentina (the “Project”).

Under the terms of an option agreement between Minera Andes and Xstrata Copper (“Xstrata”) (and their respective affiliates) dated November 2, 2007 (the “Option Agreement”), Xstrata granted Minera Andes the right to earn-in and acquire a 100% interest in certain Xstrata properties (the “Xstrata Properties”) adjacent to Minera Andes’ properties (“Earn-in Option”) upon satisfaction of certain conditions, including delivery of a scoping study/preliminary assessment. Minera Andes exercised the Earn-in Option on May 29, 2009.

The Option Agreement also provided that Xstrata would have a one-time option to back-in to a 51% interest in the Project (the “Back-in Right”) upon, among other things, payment to the Corporation of an amount equal to three times the amount of Minera Andes’ direct exploration expenditures on the Project since November 25, 2005.  Xstrata had until October 1, 2009 to notify Minera Andes if it would exercise the Back-in Right. Xstrata did not exercise the Back-in Right, and consequently, Xstrata has transferred the Xstrata Properties to an Argentine subsidiary of Minera Andes. Minera Andes, through its wholly owned subsidiaries, now holds 100% of the Project.

Certain of the Xstrata Properties formerly held by Xstrata and transferred to the Corporation pursuant to the Option Agreement remain subject to an underlying option agreement between Xstrata and Solitario Argentina S.A. (“Solitario”), whereby Solitario has the right to back-in to up to 25% of the properties covered by the underlying option agreement (the “Solitario Agreement”), exercisable by Solitario upon the satisfaction of certain conditions within 36 months of Xstrata exercising the option. The Solitario Agreement is the subject of a dispute between Xstrata and Solitario commenced by Solitario’s parent company against Xstrata in the Supreme Court of British Columbia. The dispute surrounds the validity of the 36-month time limit described above. If Solitario is successful, the Corporation’s interest in certain of the Xstrata Properties may be reduced by up to 25%. Minera Andes is not a party to the litigation.

Overall Performance

For the three month period ended September 30, 2009 (the “Third Quarter 2009”), our net income was $5.2 million compared to a net loss of $2.9 million for the three months ended September 30, 2008 (the “Third Quarter 2008”).  The major factor in the change in income in the current quarter over the income in the quarter a year ago was the Income on Investment in MSC of $5.7 million for the Third Quarter 2009 versus a Loss on Investment in MSC of $0.9 million for the Third Quarter 2008. The reasons for the higher Income on Investment in MSC are: a) a higher level of sales during Third Quarter 2009 than during the same quarter last year due to the increased level of production after completing the mine and plant expansions and due to higher gold and silver prices; b) sale of Value Added Tax (VAT) credits which had been written off; all of which was partially offset by; c) higher cost of sales due to the higher volume sold during Third Quarter 2009 compared to the same quarter last year; d) costs in the amount of $300,000 due to a four day stoppage of the operation in September caused by an outside union seeking representation of some of the workers at the mine; e) a higher amount of export taxes as a result of the higher level of sales; and f) discounts to VAT fiscal credits to reflect their present value and discounts applied by the purchasers of these VAT credits during the Third Quarter 2009 compared with no discounts in the Third Quarter 2008.. Our investment, income or loss, as the case may be, consists of our 49% share of the profit or loss of MSC’s San José Mine, accounted for on an equity basis, which is derived from the operations of the San José Mine. The performance of the San José Mine is described under Operations below, where the results are also compared with the preceding three month period (the “Second Quarter 2009”).

For the nine month period ended September 30, 2009, our net income was $1.9 million compared to a net income of $5.4 million for the nine months ended September 30, 2008.  The major factor in the lower income was Income on Investment in MSC of $7.9 million for the first nine months of 2009 versus an Income on Investment in MSC of $11.4 million for the first nine months of 2008. The reasons for the lower Income on Investment in MSC are: a) a higher amount of export taxes as a result of the higher level of sales and the expiration of the tax holiday MSC enjoyed until mid-April 2008, b) higher foreign exchange losses as a result of a higher depreciation rate of the Argentinean Peso against the US$ during 2009, c) discounts to VAT fiscal credits to reflect their present value and discounts applied by the purchasers of these VAT credits during 2009 compared with no discounts in the first nine months of 2008, d) higher cost of sales due to the higher volume sold during the first nine months of 2009 compared to the first nine months of last year; all of which was partially offset by: e) a higher level of sales during the first nine months of 2009 than during the same period last year due to the increased level of production after completing the mine and plant expansions.

As at September 30, 2009, we had cash and cash equivalents of $20.9 million as compared to $3.4 million as of December 31, 2008.  Major changes in our cash and cash equivalents during the nine months ended September 30, 2009, were an increase due to a private placement completed with Mr. Robert McEwen, an increase due to the short form prospectus equity offering which was completed on August 19, 2009 (which is described more particularly below), and a decrease in cash and cash equivalents due to the payment of the MSC cash call in February 2009, and repayment of the Bank Loan in March 2009.

In February 2009, the Corporation completed a private placement with Mr. Robert R. McEwen, a director of Minera Andes and the Corporation’s largest shareholder, pursuant to which Mr. McEwen purchased 40 million shares of Minera Andes for C$40 million (the “McEwen Financing”).

In February 2009, using the proceeds of the McEwen Financing, we paid our share of a cash call issued by MSC in December 2008 in the aggregate amount of $23 million, of which our share was $11.3 million (the “December 2008 Cash Call”), to remedy a working capital deficiency at MSC caused by cost overruns and delays associated with expansion and development of the San José Mine (including expansion of the mine and processing facility and construction of the new electric transmission line).

The Corporation closed a short form prospectus equity offering on August 19, 2009, whereby a syndicate of underwriters purchased for resale to the public and Minera Andes issued 26,700,000 units, each unit consisting of one common share and one half of a warrant to buy one common share at a price of C$1.25 per unit (“the Offering”), on a “bought deal” basis, equivalent to C$20 million, and 4,005,000 underwriter over allotment options equivalent to C$3 million.

The Corporation is subject to global financial conditions including changes in the prices for commodities, the availability of public financing, and market turmoil and volatility.  These conditions could (a) make it difficult or impossible for us to raise financing, as and when required, to meet our planned growth and development activities or to satisfy cash calls made by MSC; and (b) render the Los Azules Copper Project uneconomic or, if economic, prevent us from accessing the funds required to develop the project.

Operations

The following discussion is related only to MSC, which the Corporations owns 49% of and is accounted for on the equity pickup method.

Production

During the Third Quarter 2009, ore production at San José increased by 3% compared to the Second Quarter 2009 and 81% as compared to the Third Quarter 2008. For the same periods, silver production was 11% and 42% higher, respectively, and gold production was 24% and 82% higher, respectively.

Operations at the San José mine were impacted by labor unrest during the third quarter.  A total of four days of milling operations were lost during the quarter due to work stoppages.  The stoppages arose from a dispute between two different unions regarding representation of certain workers at the mine, and they were not focused on MSC, which operates the mine.  A total of 25 workers were terminated as a result of the labor actions.  Operations resumed in October, and operations have since returned to normal. Despite the labor disruptions, ore and metal production increased during the third quarter compared to the second quarter because full production commenced on the high-grade Kospi vein at the end of the second quarter, and the mine is no longer relying on low-grade stockpiles for mill feed.

The increase in silver production in comparison to the Second Quarter 2009 was due to the increased processed tonnage, a higher head grade, and higher processing recovery rates.  The increase in gold production in comparison to the Second Quarter 2009 was the result of a higher mill feed head grade for gold and, to a lesser extent, the increased processed tonnage and higher processing recovery rates. Compared to the Third Quarter 2008, silver production and gold production increased due to higher tonnage treated due to the expansion of the processing plant and, in the case of silver, this increase was partially offset by lower head grades.

Silver production at the San José Mine was 1,402,000 ounces in the Third Quarter 2009, compared to 1,265,000 ounces in the Second Quarter 2009 and 990,000 ounces in the Third Quarter 2008.  Gold production in the Third Quarter 2009 was 22,470 ounces, compared to 18,080 ounces in the Second Quarter 2009 and 12,340 ounces in the Third Quarter 2008. The silver and gold production grades for the Third Quarter 2009 were 22% and 16% lower than the December 2008 reserve grades.

Using the average London PM Fix for gold and the London Fix for silver, approximately 49% of the value of the Third Quarter 2009 production was derived from silver and 51% was derived from gold as compared to 51% for silver and 49% for gold in the Second Quarter 2009.  In the Third Quarter of 2008 59% of the value of the production was derived from silver and 41% was derived from gold.  The differences are due mainly to relative variations in the silver and gold head grades and market metal prices.

During the first nine months of 2009, the ore process at San José increased by 92% compared to the first nine months of 2008. For the same periods, silver production was 30% higher and gold production was 55% higher. The increase in both silver and gold production was mainly due to the increased processed tonnage, offset by lower head grades.

Silver production at the San José Mine was 3,966,000 ounces during the first nine months of 2009, compared to 3,051,000 ounces during the same period last year. Gold production during the first nine months of 2009 was 57,110 ounces, compared to 36,890 ounces during the same period of 2008. The silver and gold production grades for the first nine months of 2009 were 34% and 17% lower than for the same period of 2008.  Using the average London PM Fix for gold and the London Fix for silver, approximately 50% of the value of the first nine months of 2009 production was derived from silver and 50% was derived from gold as compared to 61% for silver and 39% for gold in the same period of 2008. The differences are due mainly to relative variations in the silver and gold head grades and market metal prices.

Sales

Net proceeds realized by MSC from the sale of silver and gold for the Third Quarter totaled $46.1 million, for the Second Quarter 2009 totaled $41 million, and for the Third Quarter 2008 totaled $18.5 million. Total metal sales for the San José Mine since start-up are $220.7 million.

Sales - US$ million	2008	2009
Q1	9.9	21.1
Q2	63.2	41.0
Q3	18.5	46.1
Q4	19.6
Total	111.2	108.2

Sales in the Third Quarter of 2009 were higher than in the Second Quarter of 2009 due to higher ounces of gold sold and higher metal prices for both gold and silver, partially offset by lower ounces of silver sold. In the case of gold, sales were higher as a result of a higher production level. In the case of silver, sales were lower despite a higher production level because a larger than normal final product inventory accumulated at the end of the First Quarter 2009 was sold in the Second Quarter 2009. The effect of this accumulated inventory was not large enough to offset the higher production of gold.

Sales in the Third Quarter of 2009 were also higher than in the Third Quarter of 2008 due to higher ounces of silver and gold sold, mainly as a result of the increased production, as well as higher prices for both silver and gold.

During the Third Quarter 2009, MSC sold 1,536,000 ounces of silver and 24,680 ounces of gold compared to Second Quarter 2009, when MSC sold 1,709,000 ounces of silver and 21,930 ounces of gold and 846,000 ounces of silver and 9,760 ounces of gold in the Third Quarter 2008.

The average weighted gross sale price for silver sold in the Third Quarter 2009 was $15.54 per ounce of silver, an increase of 16% compared to the average price of $13.42 per ounce received in the Second Quarter 2009. The average weighted gross sale price for gold sold in the Third Quarter 2009 was $985 per ounce, an increase of 7%, compared to the average price of $919 per ounce realized in the Second Quarter 2009. The average weighted sale price of product sold in the Third Quarter 2008 was $12.37 per ounce of silver and $861 per ounce of gold.

Sales during the first nine months of 2009 were also higher than during the same period of 2008 due to higher ounces of silver and gold sold as well as higher prices for gold, partially offset by lower prices for silver.

Inventory

Product inventories as at the end of the Third Quarter 2009 consisted of 3,865 kilograms of high-grade gold-silver precipitate from the Gekko electrowinning circuit, 2,481 kilograms of silver-gold doré bullion, and 347 tonnes of silver-gold concentrate, containing in total 3,480 ounces of gold and 199,500 ounces of silver.  This inventory was lower than the product inventories at the end of the Second Quarter 2009, which consisted of 3,994 kilograms of high-grade precipitate from the Gekko electrowinning circuit, 3,935 kilograms of silver-gold doré bullion, and 992 tonnes of silver-gold concentrate, containing in total 6,960 ounces of gold and 424,400 ounces of silver.

Operating Costs

The terms operating cash cost or production cash costs used in this section is for the reporting of the MSC operations only, are considered to be non-GAAP measures (see non-GAAP measures, page 25). Total operating cash costs were $13.5 million for the Third Quarter 2009.  Operating cash costs consist of geology, mining, processing plant, general and administration and royalty costs.  Refining and treatment charges and sales costs are applied to doré but concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in operating cash costs.

Average operating cash costs were $113.10 per tonne of processed ore for the Third Quarter 2009.  On a per ounce co-product basis the average operating cash cost was $313 per ounce of gold and $4.75 per ounce of silver.  Co-product operating cash costs are calculated by dividing the respective proportionate share of the total costs for each metal for the period by the ounces of each respective metal produced.  The proportionate share of the total costs is calculated by multiplying the total operating cash costs by the percentage of total production value that the respective metal represents. As explained above, approximately 49% of the value of the Third Quarter 2009 production was derived from silver and 51% was derived from gold.

The following table sets out the operating cash costs of the San José Mine for the Third, Second and First Quarters 2009, for the 2008 Financial Year on a quarterly basis and as at December 31, 2007 (on a 100% basis). Minera Andes Inc. considers “commercial production” to have started as of January 1, 2008.

	Q3 2009	Q2 2009	Q1 2009	Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Year 2007
Tonnes processed	122,342	119,184	118,986	295,964	107,875	67,589	60,603	59,897	92,974
Ounces gold produced	22,470	18,080	16,560	54,260	17,370	12,340	12,410	12,140	14,960
Ounces silver produced	1,402,000	1,265,000	1,299,000	4,380,000	1,329,000	990,000	1,093,000	968,000	958,000
Total Operating cash cost ($)	13,549,000	12,376,000	12,219,000	48,503,000	16,987,000	12,070,000	10,728,000	8,719,000	18,105,000
Op.cash cost/tonne ($/t)	113	113	112	166	157	179	177	146	195

Operating cash cost/oz Au ($/oz)	313	335	357	375	494	404	322	286	542

Operating cash cost/oz Ag ($/oz)	4.75	5.00	4.99	6.42	6.32	7.16	6.16	5.45	10.43

Total operating cash costs as well as cash cost per tonne during the Third Quarter 2009 were at higher levels compared to the Second Quarter 2009 due to higher labour costs, partially offset by reduced commercial costs.

Cash cost per ounce of silver, on a co-product basis, decreased 5% in the Third Quarter 2009 compared to the Second Quarter 2009 because the silver grade of ore treated increased 2% and gold in ore treated increased 18% and by a change in the production mix (silver represented a 51% of the total production value in the Second Quarter 2009 versus a 49% in the Third quarter). As a result of this change in the production mix, a lower portion of the total cash costs was attributed to the ounces of silver produced. In comparison to the same quarter of 2008, the cash cost per ounce of silver decreased 34%, mainly explained by productivity gains derived from the economies of scale benefits associated with the mine and plant expansions and by a change in the production mix (silver represented 59% of the total production value in the Third Quarter of 2008 versus 49% in the Third quarter 2009), all of which was partially offset by the lower grade milled.

Cash cost per ounce of gold, on a co-product basis, decreased by 7% in the Third Quarter 2009 compared to the Second Quarter of 2009 as a result of the higher grade treated, which was partially offset by a change in the production mix (gold represented 49% of the total production value in the Second Quarter 2009 versus 51% in the Third Quarter 2009). As a result of this change in the production mix, a higher portion of the total cash costs were attributed to the ounces of gold produced. In comparison to the same quarter of 2008, the cash cost per ounce of gold decreased by 23%, mainly explained by productivity gains derived from the economics of scale benefits associated with the mine and plant expansions, partially offset by a change in the production mix (gold represented 41% of the total production value in Third Quarter 2008 versus 51% in the Third Quarter 2009).

San José Mine

In March 2009, the San José processing facility was connected to the national power grid through the construction of a 130 kilometre 132 kV electric transmission line in March 2009, approximately four months behind schedule at a capital cost of approximately 70% over budget. The existing diesel generators remain on site for back-up power supply.

MSC has purchased part of the equipment necessary to expand the concentrate leaching and electrowinning circuit in the processing plant so that 100% of the concentrates produced by the operation can be converted to doré on site. Basic engineering has been completed and detailed engineering is scheduled to be completed during the fourth quarter. However construction of the project has been suspended due to the high capital costs required to complete the expansion.

In 2008 approximately 19,358 metres of core drilling totaling 81 drill holes were completed at the San José Mine.  Drilling focused primarily on the Frea, Odin and Ayelén veins and consisted of infill and step-out drilling.

The 2009 exploration program at San José consists of a compilation and interpretation of project data over the entire San José district, comprising approximately 115 km(2) (28,400 acres), to identify new targets and follow up on existing targets through exploration drilling. The drilling program, which is well underway, totals approximately 22,000 metres consisting of 17,000 metres of surface core drilling and 5,000 metres of underground drilling.  The surface drilling is focusing on the Kospi, Ayelén, Odin, and splits off of the Frea and Kospi veins. The underground drilling will explore for new veins by drilling from the underground access ramps. In addition to discovering new mineralized veins, the goal of this year’s exploration program will be to replace reserves depleted during 2009 and add to the existing resources at San José..

Los Azules Project

To September 30, 2009, the Corporation has expended $14 million on exploration drilling at the Los Azules Project and on the preparation of a preliminary assessment/scoping study.

Results of Operations

The Three Months Ended September 30, 2009, Compared to the Three Months Ended September 30, 2008

For the Third Quarter 2009, our net income was $5.2 million ($0.02 per share) compared with a net loss of $2.9 million ($0.02 per share) for the Third Quarter 2008. The difference of approximately $8.1 million is primarily attributable to the following:

•                  an increase in our share of the net income in MSC of $6.7 million

a) a higher level of sales of $13.5 million, which is 49% of the $27.6 million higher sales during the Third Quarter 2009 as compared to the same quarter last year due to the increased level of production after completing the mine and plant expansions;

b) sale of VAT fiscal credits previously provided for as they are being sold to third parties by MSC, all of which was partially offset by;

c) a higher cost of sales of $6.1 million, which is 49% of $12.5 million, due to the higher volume sold during the Third Quarter of 2009;

d) non-recurring costs totaling approximately $0.3 million, which is 49% of $0.6 million, due to the four day stoppage of the operation in September caused by an outside union to seeking representation of some of the workers at the mine; and,

e) a higher amount of export taxes of $1.6 million due to higher sales, which is 49% of $3.2 million.

•                  an increase in amortization of $0.1 million of deferred costs based on a higher unit of production in the Third Quarter 2009 as compared to Second Quarter 2008 directly relating to commercial production at the San José Mine;

•                  a decrease in consulting fees of $0.1 million due to a decrease in financial advisory services and geological consultants;

•                  a decrease in general and administrative expenses of $0.2 million resulting from a decrease in filing fees, shipping and postage of $0.1 million, a decrease in the estimate of Argentina business tax payable of $0.4 million, and an increase in legal, audit and accounting fees of $0.3 million;

•                  an decrease in foreign exchange loss of $0.8 million due to the strengthening of the Canadian dollar;

•                  a decrease in income from rental of access roads of $0.1 million;

•                  a decrease in interest expense of $0.7 million as the Bank Loan was repaid during the First Quarter 2009; and

•                  an increase in wages and benefits of $0.1 million, Third Quarter 2009 had several severances paid totaling expense of $0.2, and a non-cash stock option expense of $0.1 million; Third Quarter 2008 had a non-cash stock option expense of $0.3 million.

For the Third Quarter 2009, MAI’s attributed portion (49%) of MSC’s net income was approximately $6.0 million, compared to approximately $0.7 million of net loss for Third Quarter 2008.

Mineral property and deferred exploration costs for the Third Quarter 2009 were $0.3 million compared to $1.8 million for the Third Quarter 2008.  The difference was primarily due to decreased exploration and drilling activity at the Los Azules Project.

	Three Months Ended
	September 30,	September 30,
	2009	2008
Summary of MSC's financial information from operations:
Sales	$46,107,465	$18,526,942

Net income - MSC	9,959,675	(3,378,294)

Minera Andes Inc. portion (MAI) - 49%	4,880,241	(1,655,364)

Equity adjustments:
Interest expensed by MSC and included in the equity method pickup	779,305	739,834

Amortization of pre 2008 capitalized interest on MSC loans	298,229	206,000

Income on Investment in MSC	5,957,775	(709,530)

Less amortization of MAI deferred capitalized costs	(302,000)	(186,000)

Net income on investment in MSC	$5,655,775	$(895,530)

Our share of earnings and losses from our investment in MSC is included in the consolidated statement of operations and is equal to 49% of the above net income of $10 million for the three months ended September 30, 2009, and the above net loss of ($3.4 million) for the three months ended September 30, 2008, before the equity method adjustment.

Cash used in operating activities during the Third Quarter 2009 was $0.7 million, compared with $1.3 million for the Third Quarter 2008. This decrease of approximately $0.6 million is primarily attributable to the following:

•                  a decrease in consulting fees of $0.1 million due to a decrease in financial advisory services and geological consultants;

•                  a decrease in general and administrative fees of $0.2 million relating to a decrease in work on a restatement in 2008 as well as due to a negative Argentina tax estimate adjustment

•                  an increase in wages and benefits of $0.3 million, Third Quarter 2009 had several severances paid totaling $0.2 million, and due to an increase in wages;

•                  an increase in foreign exchange gain of $0.8 million due to the strengthening of the Canadian dollar;

•                  a decrease in interest expense of $0.2 million as the Bank Loan was paid during First Quarter 2009;

•                  a decrease in rental road income of $0.1 million; and

•                  a decrease change in accounts payable and accrued expenses of $0.4 million which was related to an adjustment to decrease estimated Argentina business taxes, and increase in severance pay.

Cash used in investing activities in the Third Quarter 2009 was $0.3 million compared with $1.3 million in the Third Quarter 2008. This decrease in cash used for investing activities is mainly due to a decrease in spending on mineral properties and exploration of $1.0 million.

Investing activities in both the Third Quarter 2009 and 2008 consisted of expenditures related to the Los Azules Project program, and general exploration expenditures.

The Nine Months Ended September 30, 2009, Compared to the Nine Months Ended September 30, 2008

For the nine months ended September 30, 2009, MAI’s net income was $1.9 million ($.01 per share) compared with a net income of $5.4 million ($.03 per share) for the nine months ended September 30, 2008. The difference of approximately $3.5 million is primarily attributable to a result of the following:

•                  a lower share of the net income in MSC of $3.3 million;

•                  an increase in amortization of $0.3 million of deferred costs due to a reduction in proven reserves and an increase in the amount of tonnes processed each year;

•                  an increase in general and administrative fees of $0.7 million due to costs related to audit and accounting, costs related to the December 2008 Cash Call paid in First Quarter 2009, costs related to repayment of the Bank Loan, costs related to the McEwen Financing, responding to the review of our financial statements and continuous disclosure materials by the Alberta Securities Commission, corporate transition fees, and financial reporting advisory services;

•                  a decrease in foreign exchange loss of $0.3 million due to the strengthening of the Canadian dollar;

•                  a decrease in interest income of $0.2 million due to lower interest rates;

•                  a decrease in income on access road rental of $0.1 million;

•                  a decrease in interest expense of $1.6 million as the Bank Loan was repaid during the First Quarter 2009; and

•                  accretion on the early settlement of the Bank Loan of $0.6 million, which was the remaining debt accretion at the time of the repayment of the Bank Loan.

Prior to the equity pickup for the nine months ended September 30, 2009, MAI’s attributed portion (49%) of MSC’s net income was approximately $5.6 million, compared to approximately $9.2 million of net income for the nine months ended September 30, 2008.

Mineral property and deferred exploration costs for the nine months ending September 30, 2009, were $1.8 million compared to $6.8 million for the nine months ending September 30, 2008.  The difference was because the Corporation did not conduct drilling or other field-related activities during the past field season (December 2008 through April 2009) at the Los Azules Project.

	Nine Months Ended
	September 30,	September 30,
	2009	2008
Summary of MSC's financial information from operations:
Sales	$108,193,284	$91,680,644

Net income - MSC	11,372,636	18,717,533

Minera Andes Inc. portion (MAI) - 49%	5,572,592	9,171,591

Equity adjustments:
Interest expensed by MSC and included in the equity method pickup	2,240,772	2,214,121

Amortization of pre 2008 capitalized interest on MSC loans	859,229	568,000

Income on Investment in MSC	8,672,593	11,953,712

Less amortization of MAI deferred capitalized costs	(807,000)	(512,000)

Net income on investment in MSC	$7,865,593	$11,441,712

Cash used in operating activities for the nine months ending September 30, 2009, was $4.4 million, compared with $4.8 million for the nine months ending September 30, 2008. This decrease of approximately $0.4 million is primarily attributable to the following:

•                  an increase in general and administrative fees of $0.7 million mainly due to costs related to audit and accounting, costs related to the December 2008 Cash Call paid in First Quarter 2009, costs related to the repayment of the Bank Loan, costs related to the McEwen Financing, responding to the review of our financial statements and continuous disclosure materials by the Alberta Securities Commission, corporate transition fees, and financial reporting advisory services;

•                  a decrease in foreign exchange loss of $0.3 million due to the strengthening of the Canadian dollar;

•                  a decrease in interest income of $0.2 million due to lower interest rates;

•                  a decrease in interest expense of $0.6 million as the Bank Loan was paid during First Quarter 2009;

•                  an increase in wages and benefits of $0.8 million, mostly due to severance payments;

•                  a decrease in income from rental of access roads of $0.1 million; and

•                  an increase in accounts payable and accrued expenses of positive $1.5 million cash flow which was related to the recording of capital and business taxes due in Argentina.

Cash used in investing activities was $12.4 million for the nine months ended September 30, 2009, compared with $23.4 million for the same period of 2008. Investing activities for the nine months ending September 30, 2009 and 2008 consisted primarily of payment of the MSC cash call in December 2008, investments in the San José Mine and expenditures related to the Los Azules Project program, and general exploration expenditures.

Financial Position

Related Party Payable

The decrease in the related party payable is the result of the cash call of the December 2008 Cash Call $11.3 million paid to MSC in February 2009.

Bank Loan

The Bank Loan of $17.5 million was paid in full in March 2009, which included the accumulated amortization of the accretion of the debt discount of $3.0 million to the repayment date and $0.6 million of accretion on the early settlement of debt.  The accretion of the debt discount over the term of the Bank Loan was to result in the value of the Bank Loan being fully accreted at the end of the term of the loan and the balance of the Bank Loan was to equal the required repayment at that time.

Shareholders’ Equity

On August 19, the Corporation issued 26,700,000 units, on a “bought deal” basis, at a price of C$0.75 per unit (the “Offering”) equivalent to C$20 million.  In addition, the Corporation agreed to grant the Lead Underwriter an option (the “Over-Allotment Option”) to purchase additional units of Minera Andes to raise additional gross proceeds of up to 15% of the Offering, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, up to 48 hours prior to the closing date of the Offering.  The Over-Allotment Option was exercised in full and the total gross proceeds to Minera Andes was C$23 million. Each unit consisted of one (1) common share and one half of one common share purchase warrant, each whole warrant is exercisable at C$1.25 for a period of 5 years after closing. In the event that the volume weighted average trading price of the Corporation’s common shares on the TSX (or such other stock exchange or quotation system on which the Corporation’s shares are listed and where a majority of the trading volume occurs), for a period of 20 consecutive trading days exceeds C$2.50, the Corporation may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the warrants will expire on the date which is 30 days after the date of the notice to the warrant holders.

Investment in MSC

As at September 30, 2009, MAI’s total investment in MSC was approximately $88 million, as compared to $81 million as at December 31, 2008.  The financial position of MSC, as at September 30, 2009, and as at December 31, 2008, is summarized below:

Minera Santa Cruz S.A

Balance Sheets

	September 30, 2009	December 31, 2008
ASSETS
Current:
Cash and cash equivalents	$26,744,945	$8,315,414
Trade Receivables	9,006,001	6,431,972
Receivables and prepaid expenses	7,281,173	17,262,801
Other receivables (VAT)	22,308,681	18,687,227
Inventories	5,424,960	12,704,568
Total current assets	70,765,760	63,401,982
Non Current:
Receivables and prepaid expenses	1,659,860	3,154,753
Inventories	9,900,353	8,079,150
Deposits	780,736	1,401,661
Mineral properties and deferred exploration costs	85,354,945	96,016,617
Property, plant and equipment, net	140,786,502	129,317,405
Intangibles	34,238	45,650
Total non current assets	238,516,634	238,015,236
Total assets	$309,282,394	$301,417,218

LIABILITIES
Current:
Accounts payable and accruals	$13,550,993	$24,547,574
Other payables	—	—
Due to related parties	86,913,714	84,891,372
Taxes and social securities	4,194,450	4,612,355
Loans	20,330,950	20,332,356
Commitments and contingencies	266,557	169,338
Total current liabilities	125,256,664	134,552,995
Non current:
Commitments and contingencies	5,882,105	5,769,223
Due to related parties	66,080,000	60,404,011
Total non current liabilities	71,962,105	66,173,234
Total liabilities	197,218,769	200,726,229

SHAREHOLDERS' EQUITY
Common shares	113,162,402	113,162,402
Accumulated deficit	(1,098,777)	(12,471,413)
Total shareholders’ equity	112,063,625	100,690,989
Total liabilities and shareholders’ equity	$309,282,394	$301,417,218

Summary of Quarterly Results

Quarter	September	June	March	December	September	June 30,	March 31,	December
Ended	30, 2009	30, 2009	31, 2009	31, 2008	30, 2008	2008	2008	31, 2007
	$	$	$	$	$	$	$	$
Net income (loss)	5,220,219	994,122	(4,315,059)	(9,041,400)	(2,927,863)	9,499,921	(1,204,990)	(5,880,378)
Net income (loss) per share:
Basic	0.02	Nil	(0.02)	(0.05)	(0.02)	0.05	(0.01)	(0.03)
Diluted	0.02	Nil	(0.02)	(0.05)	(0.02)	0.04	(0.01)	(0.03)

The changes in the quarterly net income or loss are a result of the change in the reported quarterly income or loss from MSC.

Outstanding Share Data

Our outstanding share data, as of November 15, 2009 is set out below:

	Number		Expiry Date of Convertible
Class and Series of Security	Outstanding	Value in US$	Securities	Relevant Terms
Common shares	262,398,851
Stock options	8,830,000	$10,164,751	Various (December 28, 2010 to September 30, 2014)	Exercisable for one common share each at Cdn$0.31 to Cdn$1.73
Purchase warrants	28,098,106	$39,610,120	Various (December 21, 2009 to August 19,2014)	Exercisable for one common share each at Cdn$0.70 to Cdn$2.00
Broker warrants	—	—	N/A	N/A
Agents compensation options - shares	1,104,282	$1,750,938	December 21, 2009	Agents compensation options exercisable for for unit at C$1.70. Each unit consists of one common share and 1/2 purchase warrant, exercisable at C$2.00.
Agents compensation options - purchase warrants	552,140	$1,029,962	December 21, 2009

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Liquidity and Capital Resources

As at September 30, 2009, the Corporation had an accumulated deficit of $45.5 million and working capital of approximately $18.1 million.  At September 30, 2009, Minera Andes had cash and cash equivalents of $20.9 million, compared to cash and cash equivalents of $3.4 million as of December 31, 2008.  Project financing for the San José Mine has been provided pursuant to the Project Loan Letter Agreement between Minera Andes, MSC and by assignment, the Hochschild Lender.  The entire amount available ($65 million) under the Project Loan letter Agreement has been advanced, of which the Corporation’s share is $31.9 million.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline.  If, and to the extent that cash from operations is insufficient for any reason including cost-

overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required. As a result, there can be no assurance that cash from operations at the San José Mine will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.

With the exception of its interest in the San José Mine, the Corporation is in the process of exploring its other properties and has not yet determined whether these properties, other than the San José Mine, contain reserves that are economically recoverable, although an independent positive Preliminary Economic Assessment was completed in March 2009 on the Los Azules project, which is an advanced stage exploration project.  The amounts shown on the Corporation’s balance sheet as mineral properties and deferred exploration costs represent net costs incurred to date, less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values. The recoverability of amounts shown on the balance sheet for mineral properties and deferred exploration costs depend upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining the financing required to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. In the future, the Corporation’s ability to continue its exploration activities, if any, will depend in part on the Corporation’s ability to generate material revenues or to obtain financing through issuance of equity securities, debt financing, joint venture arrangements or other means.

Year to date the Corporation has been successful in funding the repayment of its debt obligations and working capital requirements through the issuance of stock for gross proceeds of a C$40 million private placement and the C$23 million common share offering. The Corporation is currently investigating all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to maintain the Corporation’s ability to meet its planned growth and to fund its development and exploration activities.  Although we have been successful in securing financing in the past, current global financial conditions, including volatility in the prices for all commodities, the scarcity of public financing,  and market turmoil combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms, if at all.  If the Corporation would be unable to meet its ongoing obligations on a timely basis, it could result in the loss or substantial dilution of the Corporation’s interests in its properties.

There is no assurance that the Corporation will be successful in these financing activities.  Our ability to continue in operation is dependent on our ability to receive cash flow from operations and/or secure financing.  If the Corporation does not receive cash flow from operations or secure financing, there would be doubt about our ability to continue as a going concern.  The Corporation’s financial statements do not include the adjustments that would be necessary should the Corporation be unable to continue as a going concern.

As of September 30, 2009, the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31.9 million, plus accrued interest. The Corporation’s contractual obligations as at September 30, 2009 are as follows:

		Payments Due by Period Ending
Contractual Obligations	Total	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Long-Term Debt - Project Loan Payable (1)	$31,850,000	Nil	$13,475,000	$13,475,000	$4,900,000
Operating Lease Obligations (2)	$30,348	$10,308	$20,040	Nil	Nil
Total	$31,880,348	$10,308	$13,495,040	$13,475,000	$4,900,000

Notes:

(1)       The Corporation’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest. Terms of payment have not yet been finalized.

(2)       Consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

In addition, on December 2, 2003, the Corporation signed an agreement that obligates us to pay N.A. Degerstrom, Inc. (the vendor of the original exploration properties), a royalty of $250,000, if any of the properties owned at the date of signing the agreement, other than the properties comprising the San José Mine, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.  As at November 15, 2009, no payments are required to be made under this agreement.

The operation of the San José Mine is subject to a number of risks, including the risk that the price of gold and silver may decline and that production is less than expected. If, and to the extent, cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production, additional investment by the shareholders of MSC (including the Corporation) may be required to finance future operations and capital investments at the San José Mine. Capital expenditures at the San José Mine include exploration and sustaining investments. As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made as a result or that the Corporation will be able to satisfy any such cash call, as and when required.

The Corporation has a 49% interest in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to the Corporation as a shareholder of MSC’s.  As a result, there is also no assurance that the Corporation will ever receive cash from the operations of the San José mine or that additional cash calls will not be made.

Although the Corporation has funds on hand for the funding of its day-to-day operations, unless it raises additional funds, it does not have sufficient cash and cash equivalents to do so over the long-term to finance growth and development opportunities or to fund an unexpected additional cash call by MSC, if such event were to occur.

Financial Instruments

During the three month and nine month periods ended September 30, 2009, and the year ended December 31, 2008, the Corporation used a combination of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Corporation has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Corporation is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Corporation holds certain financial instruments such as cash and cash equivalents, receivables, the Project Loan Receivable, the Project Loan Payable and related interest receivable and payable, accounts payable and accruals, bank loan and related party payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

•                                                                  Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.

•                                                                  Available-for-sale financial instruments are measured at fair value with change in fair value recorded in other comprehensive income until the instrument is derecognized. The Corporation has classified its cash and cash equivalents as held-for-trading.

•                                                                  Receivables and project loan and interest receivable were classified as loans and receivables.

•                                                                  Accounts payable and accruals, project loan and interest payable, bank loan and related party payable were classified as other financial liabilities.

The carrying value and fair value of the Corporation’s financial assets and liabilities as at September 30, 2009 and December 31, 2008, is summarized as follows:

	September 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$20,884,927	$20,884,927	$3,409,593	$3,409,593
Loans and receivables	$38,850,732	$38,850,732	$36,847,761	$36,847,761
Held-to-maturity	—	—	—	—
Other liabilities	$41,659,867	$41,659,867	$67,679,960	$67,679,960

The fair value of the cash and cash equivalents, receivables, current Project Loan interest receivable, accounts payable and accruals, and current Project Loan interest payable, and related party payable approximate their fair values due to their short term nature.  The fair value of the non-current debt approximates the amortized cost as the interest rates reflect the estimated market rates.

Foreign currency exchange risk

The Corporation is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities. The net asset amount of Canadian dollars subject to foreign currency fluctuations as at September 30, 2009, was $22.3 million dollars. As a result, every percentage change in the US/Canada exchange rate will affect our income by approximately $0.2 million on a per annum basis. As at September 30, 2009, the Corporation also had cash, accounts payable, and accrued liabilities in Argentinean pesos. However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  As a result, the Corporation has not used derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation has an outstanding balance of $31.9 million under the Project Loan Payable, plus accrued interest. The Project Loan Payable currently bears fixed interest at LIBOR plus 2.5%, 8.21%, based on the rate at the inception of the project loan payable.

The terms including the interest rate of the Project Loan Receivable however are the same as the terms of the Project Loan Payable. As a result, interest rate changes affecting the Project Loan Receivable are offset by the effect of the same fluctuations on the Project Loan Payable.

The Corporation has not used any derivative instruments to mitigate interest-rate risks.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Corporation’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Corporation.  The Corporation also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina. Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll. The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Corporation.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, frequent receipt of financial information regarding the operations of MSC, MSC’s proven and probable reserve report, the present value of silver and gold, and financial support by its majority shareholder, Hochschild. Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa. Management does not believe that the Project Loan Payable and Project Loan Receivable present significant credit risks, however, should MSC be unable to settle amounts due, the impact on the Corporation could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet. The Corporation has not used derivative instruments to mitigate such risks.

Liquidity risk

The Corporation’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.  The Corporation’s ability to settle short-term and long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At September 30, 2009, the Corporation’s accounts payables and accrued liabilities were $2.9 million, all of which are due for payment within normal terms of trade, which is generally 30 to 60 days. The Corporation regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Corporation also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities. The Corporation has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Corporation’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

It may not be possible for the Corporation to hedge its exposure to gold and silver sales arising from its equity investment in MSC, and MSC does not hedge its sales. In the event that one of the Corporation’s exploration projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, the Corporation will consider the relative merits of entering into commodity price hedges, at that time.

Related Party Transactions

As previously stated, under the terms of the Project Loan Letter Agreement among the Corporations, the Hochschild Lender and MSC, the San José Mine has been financed by Project Loans made thereunder by the Hochschild Lender. For the purposes of CICA Handbook section 3840, MSC is a related party to the Corporation.

As at November 15, 2009, the total principal amount of the Project Loan Receivable (owing to the Corporation by MSC) is $31.9 million and the total principal amount of the Project Loan Payable (owing by the Corporation to the Hochschild Lender) is $31.9 million, in each case, plus accrued interest.

On February 17, 2009, the Corporation entered into an amended and restated private placement agreement with Mr. McEwen in respect of the McEwen Financing. As previously stated, pursuant to the McEwen Financing Mr. McEwen purchased an aggregate of 40 million common shares at a purchase price of C$1.00 per share.

In connection with the McEwen Financing, Mr. McEwen was granted the right to nominate an additional two directors to the Corporation’s board. Messrs. Richard Brissenden and Michael Stein were appointed as directors of Minera Andes on February 23, 2009, pursuant to the exercise of this right. In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than seven.

On February 23, 2009, Robert R. McEwen was appointed Executive Chairman of Minera Andes Inc. and on June 18, 2009, Mr. McEwen became the President and Chief Executive Officer replacing Allen V. Ambrose.

The Corporation pays a management service fee to a related party, 2083089 Ontario Inc. (“208”). 208 is a company controlled by Robert McEwen, the chairman and chief executive officer of the Corporation and beneficial owner of more than 5% of our voting securities. Mr. McEwen is also the chief executive officer and director of 208, which provides management services to a number of entities in which Mr.McEwen has significant equity interests. The management service fees cover inter-alia, rent, office expenses, and other administrative services on a cost recovery basis. During the three and nine month periods ended September 30, 2009, the Company paid $16,056 and $20,169, respectively. For the three and nine month periods ended September 30, 2008, the Company paid $Nil and $2,092, respectively.

Outlook

General

The Corporation raised C$40 million in February 2009 as a result of the McEwen Financing, allowing repayment of the Corporation’s debt obligations and funding its working capital requirements to maintain its capacity, meet planned growth and fund development activities in the short term. It is management’s intention to continue to fund its operations through debt or equity in the future until such time that the Corporation’s investment in San José Mine becomes cash flow positive.

The Corporation closed a short form prospectus equity offering on August 19, 2009, whereby a syndicate of underwriters purchased for resale to the public and Minera Andes issued 26,700,000 units, each unit consisting of one common share and one half of a warrant to buy one common share at a price of C$1.25 per unit (“the Offering”), on a “bought deal” basis, equivalent to C$20 million, and 4,005,000 underwriter over allotment options equivalent to C$3 million.

In late June 2009, the San José mine reached expanded mine production to 1,500 tonnes per day, which is consistent with the recently increased capacity of the processing facility.

In February 2009 the payment by the Corporation and Hochschild of the December 2008 Cash Call was to remedy a working capital deficiency at MSC existing as at December 31, 2008.  MSC has since then advised the Corporation that going forward it expects that cash from operations will provide sufficient funds to finance operating costs and capital expenditures at the San José Mine. If such is not the case, the Corporation may be required to raise additional funds in response to an additional cash call.

Critical Accounting Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make a wide variety of estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (b)

the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex.

The accounting policies that are most critical to the portrayal of our current financial condition and results of operations are set out below:

Investment in MSC

Our investment in MSC is accounted for using the equity method. Under this method, our share of earnings and losses is included in the statement of operations and the balance of the investment is adjusted by an equal amount.

Mineralization and Deferred Development Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be depreciated over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a property are first credited against the carrying value of the property, with any excess included in operations for the period. Where the Corporation enters into an option agreement for the acquisition of an interest in a mining property which provides for periodic payments, such amounts are payable entirely at the Corporation’s option. If a property is abandoned, the property and deferred exploration costs will be written off to operations. On a quarterly basis, we evaluate the future recoverability of our mineral properties and deferred exploration costs. Long-lived assets, including mineral properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the asset. An impairment is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

Stock-Based Compensation

The Corporation applies the fair value method of accounting for all stock option awards. Under this method, the Corporation recognizes a compensation expense for all stock options awarded to employees and non-employees based on the fair value of the options on the date of grant, which is determined by using the Black-Scholes option pricing mode. In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against the mineral property. The value assigned to stock options in contributed surplus is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital.

Project Loan Receivable and Project Loan Payable

Under the terms of the Project Loan Letter Agreement, the Corporation accounts for the Project Loan Receivable and Project Loan Payable using estimates provided by MSC on a monthly basis detailing actual expenditures and associated cash flows as well as forecasted future cashflows.  Classification between the long-term and short-term portion of the Project Loan Receivable and Project Loan Payable are dependent on the reliability of the estimates provided to the Corporation by MSC. As the Corporation does not exert control over the financial reporting processes of MSC these estimates are subject to material uncertainties. To the extent possible management mitigates such uncertainty by reviewing such estimates including the appropriateness of significant assumptions in a timely and thorough fashion. To this end, the Corporation has engaged personnel in Argentina to deal directly with MSC (on site) so that information provided by MSC can be verified immediately and directly with MSC. Significant assumptions by MSC, which affect the Corporation’s accounting for the Project Loan Receivable and Project Loan Payable, include the future price of gold and silver, capital and operating costs, accuracy of capital budgets, interest rates and production and recovery rates.  The Corporation uses an undiscounted cash flow approach for the evaluation for impairment of the MSC investment.  Discussions are held with management and geologists, and based on the results to date, anticipates the value of this investment being in excess of the amount capitalized.

Changes in Accounting Policies including Initial Adoption

Business Combinations

In January 2009, the Accounting Standards Board (AcSB) issued the following new Handbook sections: 1582 – Business Combinations, 1601 – Consolidations, and 1602 – Non-Controlling Interests. These standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Corporation has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

Financial instruments

In June 2009, the CICA amended Handbook Section 3862 — Financial Instruments — Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The amendments are applicable for the Corporation’s annual consolidated financial statements for its fiscal year ending December 31, 2009.

In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Corporation’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The adoption of this accounting policy did not have any impact on the Corporation’s consolidated financial statements for the three and nine months ended September 30, 2009.

International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted.  Adoption of IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, capital requirements and compensation arrangements.

During the First Quarter 2009, the Corporation commenced the scoping and planning phase of its changeover plan. The Corporation has designated the appropriate resources to the project to develop an effective plan and will continue to assess resource and training requirements as the project progresses. The Corporation has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation. The scoping and planning phase involves establishing a project management team, mobilizing organizational support for the conversion plan, obtaining stakeholder support for the project, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The Corporation anticipates completing the scoping and planning phase in the fourth quarter of 2009. The detailed assessment phase (“phase 2”) will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Phase 3 also includes ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures. Post implementation (“phase 4”) will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. The Corporation will continue to monitor changes in IFRS throughout the duration of the implementation process and assess their impacts on the Corporation and its reporting.

Risks and Uncertainties

The Corporation’s operations and results are subject to a number of different risks.  The Corporation’s risk factors are discussed in detail in the Corporation’s annual information form dated March 24, 2009, which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”.  Production cash costs are calculated on a co-product basis and are calculated by dividing the respective proportionate share of the total costs for the period attributable to each metal by the ounces of each respective metal produced.  Total costs are the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine.  Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but the concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in the calculation of production cash costs.

We use production cash cost per ounce as an operating performance indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José Mine.  Production cash cost per ounce should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Cash cost per ounce is based on information from MSC and does not impact the Corporation’s consolidated financial statements. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labour, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Management’s Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Corporation’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

The Corporation’s management, together with the CEO and CFO, has evaluated the effectiveness of the Corporation’s disclosure controls and procedures.  Based upon the results of that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to the Corporation is made known to them by others particularly during the period covered by this MD&A; and (ii) information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance GAAP. The Corporation’s controls and procedures include policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions and dispositions of the assets of the Corporation;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

There were no changes in our internal control over financial reporting for the three and nine months ended September 30, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Corporation’s CEO and CFO believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may not be detected.

Cautionary Statement on Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Mine and the future cash requirements of MSC, the estimated operating and capital costs of the San José Mine,  the Corporation’s intention to complete a further financing in the near term, the Corporation’s interest in the San José Mine being maintained at 49%,  the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Mine, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing, as and when, required to, among other things, maintain our interest in the San José Mine. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls, that any cost overruns or cash shortfalls at the San José Mine may result in a requirement for additional investment by us, our lack of operating cash flow and dependence on external financing, availability of financing, as and when, required to meet any future cash calls in respect of the San José Mine (to maintain our interest therein), and to finance our day-to-day operations and planned growth and development, any decline in the prices of gold, silver, copper and other base metals, changes in general economic and business conditions, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and regulatory risks.